Exhibit 12
Boyd Gaming Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,
(In thousands, except ratio amounts)	2013	2012	2011	2010	2009
Income/(loss) from continuing operations before income taxes and (income) loss from unconsolidated affiliates	$(115,994)	$(1,139,235)	$(10,400)	$16,246	$(34,800)
Add:
Fixed charges	358,305	300,471	254,867	184,862	153,181
Distributed income of equity investees	—	—	—	1,910	60,136
Subtract:
Interest capitalized	(1,108)	(700)	(354)	—	(378)
Earnings/(losses), as defined (1)	$241,203	$(839,464)	$244,113	$203,018	$178,139

Fixed Charges:
Interest expensed, net of interest capitalized	$344,330	$290,004	$250,731	$180,558	$146,830
Interest capitalized	1,108	700	354	—	378
Interest component of rental expense	12,867	9,767	3,782	4,304	5,973
Fixed Charges (2)	$358,305	$300,471	$254,867	$184,862	$153,181

Ratio of earnings to fixed charges				1.1x	1.2x
Deficiency of earnings to fixed charges	(117,102)	(1,139,935)	(10,754)	—	—

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(1) For purposes of computing this ratio, "earnings" consist of income before income taxes and income/(loss) from unconsolidated affiliates, plus fixed charges (excluding capitalized interest) and distributed income of equity investees. Current year amortization of previously capitalized interest is not included as these amounts are not material.

(2) For purposes of computing this ratio, "fixed charges" include interest whether expensed or capitalized, amortization of debt expense, discount, or premium related to indebtedness (included in interest expense), and such portion of rental expense that we deem to be a reasonable representation of the interest factor.